AMERICAN INDEPENDENCE FINANCIAL SERVICES, LLC 335 MADISON AVE., MEZZANINE

NEW YORK, NY 10017

May 5, 2009

Mr. Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Mail Stop 05-05
Washington, DC 20549

RE:	The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

Dear Mr. O’Connell:

     On behalf of American Independence Funds Trust, please be advised that we filed 485A filing in conjunction with this letter to add a new Fund, the Fusion Global Long/Short Fund to our family of Funds. Unlike our other Funds, this Fund will have a Class A and Institutional Class of Shares. The Class A Shares will have a distribution and shareholder servicing fee. It will not have a Class C Shares.

     We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at 646-747-3475 should you have any questions pertaining to this filing. We look forward to your comments.

Very truly yours,

/s/ Theresa Donovan

Theresa Donovan Sr. Director Compliance